July 13, 2010
Ms. Linda VanDoorn, Senior Assistant Chief Accountant
Ms. Louise Dorsey, Office of Chief Accountant
Ms. Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3010
Washington, DC 20549
Re:	Cedar Shopping Centers, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 File No. 001-31817
Dear Ms. VanDoorn, Ms. Dorsey and Ms. Crittendon:
Reference is made to the Staff’s follow-up letter dated June 28, 2010 bearing the captioned file number and headings. The following is respectfully submitted by Cedar Shopping Centers, Inc. (the “Company”) in response to precatory guidance set forth in your letter that “the value of below-market lease renewal options should be accounted for at the beginning of the lease and be amortized over the entire lease period including the renewal period.”
The Company has followed the guidance in ASC 350, “Intangibles — Goodwill and Other,” in determining the useful lives of intangible assets. ASC 350 indicates that the useful life of an intangible asset/liability to an entity is the period over which the asset/liability is expected to contribute directly or indirectly to the future cash flows of the entity. In establishing the term and amortization period of the below-market renewal options, the Company is matching the cash flows associated with the intangible lease liabilities related to the below-market renewal lease options that are likely to be exercised to the respective renewal periods. In this connection, the Company is amortizing the intangible lease liabilities associated with below-market rental rates for the non-cancelable portion of the leases over the respective lease term (i.e., the non-cancelable lease term).
Additionally, the Company has applied the guidance set forth in ASC 840, “Leases”, to the leases acquired in connection with its acquisitions. Pursuant to ASC 840, as the leases were not modified in connection with the respective business acquisitions, the Company has retained the lease accounting (e.g., the lease classifications and lease terms) established at the inception of the respective leases (which was not inclusive of the renewal periods). As the fair value adjustment related to a renewal option that was not included in the original lease term for accounting purposes (i.e. exercise of the renewal by the lessee was not reasonably assured at the inception of the lease), the value attributed to the renewal option would not be amortized over the combined term of the lease, but, rather, would be amortized only over the renewal period. Accordingly, the Company accounted for the value of below-market lease intangibles for both the non-cancelable and renewal periods as of the date of acquisition and amortizes (a) the value attributable to the non-cancelable term from the date of acquisition through the end of the non-cancelable term and (b) the value attributable to the renewal term from the end of the non-cancelable term through the end of the renewal period in a sequential manner.
The Company recognizes that there may be alternative methods for determining the amortization period of the lease-related intangible assets and liabilities including the one suggested by the Staff (i.e., which we understand to be to amortize the aggregate value of below-market lease intangibles — both the portion associated with the non-cancelable period and the portion associated with the renewal option period — over the period from the date of acquisition through the end of the renewal period). However, the Company believes that the method used by the Company is an acceptable, and perhaps the most suitable method, for the reasons enumerated above, and allows for the matching of the cash flows associated with the intangible liabilities to the lease terms of the underlying agreements.
In respect of such treatment, and for purposes of additional clarity in reporting as to such treatment, the Company proposes to further modify its disclosure with respect to its accounting treatment of such values as follows (deleted language crossed out and new language in bold):
“The values of in-place above-market and below-market leases are based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be received and management’s estimate of market lease rates, measured over the terms of the respective leases that management deemed appropriate at the time of acquisition. Such valuations include a consideration of the non-cancelable terms of the respective leases as well as any applicable renewal period(s). The fair values associated with below-market rental renewal options are determined based on the Company’s experience and the relevant facts and circumstances that existed at the time of acquisition. These are level 3 inputs within the fair value hierarchy. The value of the above-market and below-market leases associated with the original non-cancelable lease terms are amortized to rental income over the terms of the respective non-cancelable lease periods. The value of the leases associated with below-market lease renewal options that are likely to be exercised are amortized to rental income over the respective renewal periods. ~~options is deferred until such time as the renewal option is exercised and subsequently amortized over the corresponding renewal period~~ The value of other intangible assets (including leasing commissions, tenant improvements, etc.) is amortized to expense over the applicable terms of the respective leases. If a lease were to be terminated prior to its stated expiration or not renewed, all unamortized amounts relating to that lease would be recognized in operations at that time.”
We would welcome your thoughts and comments and remain available to you for any additional information you may require.

Yours very truly,
/s/ Leo S. Ullman
Leo S. Ullman
LSU:vg
cc:	Lawrence E. Kreider, Jr. — Chief Financial Officer at Cedar
Gaspare Saitta, II — Chief Accounting Officer at Cedar
Jeffrey L. Goldberg — Former Corporate Controller of the Company and Current Consultant to the Company
David Farhi — CPA, Engagement Partner at Ernst & Young on the Company’s account as of 2009
Barry Moss — CPA, Independent Review Partner (Engagement Quality Reviewer) at Ernst & Young in its New York Office